Amendment No. 2 dated May 19, 2016 to Prospectus Supplement dated March 3, 2016	Filed Pursuant to Rule 424(b)(5)
(To the Prospectus dated November 13, 2015)	Registration Nos. 333-207976 and 333-209895

5,882,353 Shares of Common Stock

Series A Warrants to purchase 2,941,177 Shares of Common Stock

Series B Warrants to purchase 5,882,353 Shares of Common Stock

This Amendment No. 2 to Prospectus Supplement (the “Second Amendment”) amends the Prospectus Supplement dated March 3, 2016, as amended by Amendment No.1 dated May 2, 2016 (the “Amendment”) and should be read in conjunction with such Prospectus Supplement, the Amendment, and the prospectus dated November 13, 2015, each of which are to be delivered with this Second Amendment to Prospectus Supplement. This Second Amendment amends only those sections of the Prospectus Supplement listed in this Second Amendment; all other sections of the Prospectus Supplement remain as is.

We are only filing this Second Amendment because we agreed with certain holders (the “Holders”) of our Series B Common Stock Purchase Warrants (the “Series B Warrants”) to amend the exercise price of the Series B Warrants for the purchase of up to 4,411,764 shares of our common stock, par value $0.001 per share (the “Common Stock”) to $0.96 per share. The Series B Warrants were originally exercisable at $3.00 per share of Common Stock and were to expire on May 2, 2016. The Amendment disclosed the extension of the original Termination Date an additional twenty-one (21) days to May 23, 2016. We also agreed with the Holders to amend the exercise price of the Series A Common Stock Purchase Warrants (“the Series A Warrants”) to purchase 2,205,882 shares from $2.25 per share to $1.00 and the exercise price of the Series C Common Stock Purchase Warrants (the “Series C Warrants”) to purchase up to 2,205,882 shares of Common Stock, from $4.00 per share to $1.00. Additionally, the Initial Exercise Date of the Series C Warrants was amended to November 16, 2016 and the Termination Date was extended to the five (5) year anniversary of the Initial Exercise Date. The Series C Warrants vest and become exercisable only upon the exercise of the Series B Warrants (on the basis of one-half share of Common Stock per each Series B Warrant exercised). Accordingly, as a result of the Holders’ exercise of the Series B Warrants to purchase 4,411,764 shares of Common Stock, the Series C Warrants vested and became exercisable for the Holders to purchase up to 2,205,882 shares of Common Stock.

In consideration for amending the exercise price of the Series A Warrants, the Series B Warrants, and the Series C Warrants, the Holders agreed to exercise all of the Holder’s Series B Warrants to purchase 4,411,764 shares of Common Stock at the Exercise Price of $0.96 per share of Common Stock, for gross proceeds of approximately $4,235,000. Additionally, we agreed to issue the Holders a new class of Series D Common Stock Purchase Warrants (the “Series D Warrants”) to purchase up to 2,205,882 shares of Common Stock at an exercise price of $1.00 per share. The Initial Exercise Date of the Series D Warrants is six months from the date hereof and the Series D Warrants expire on the five (5) year anniversary of the Initial Exercise Date.

Our Common Stock is listed on The NASDAQ Capital Market under the symbol “NWBO”. Our Warrants are listed on the Nasdaq Capital Market under the symbol “NWBOW”. On May 18, 2016, the closing sale price of our common stock was $0.86 per share.

We have retained H.C. Wainwright & Co., LLC as placement agent in connection with this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for this purchase or sale of any specific number or dollar amount of securities. See “Plan of Distribution” on page S-3 of this prospectus supplement for more information regarding these arrangements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page A-3 of this Amendment and page S-3 of the accompanying prospectus and the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this amendment No. 2 to prospectus supplement is May 19, 2016.

TABLE OF CONTENTS

Amendment No. 2 to Prospectus Supplement

ABOUT THIS AMENDMENT NO. 2 TO PROSPECTUS SUPPLEMENT

On March 3, 2016 we filed a Prospectus Supplement in accordance with Rule 424(b)(5) of the Securities Act of 1933, as amended. We offered for sale, directly to selected investors, 5,882,353 shares (the “Shares”) of our common stock par value $0.001, per share (the “Common Stock”) at a price of $1.70 per share, plus Series A Warrants (the “Series A Warrants) to purchase up to 2,941,177 shares of Common Stock at an exercise price of $2.25 per share and Series B Warrants, which originally expired in sixty (60) days (the “Series B Warrants”, and collectively with the Series A Warrants, the “Offered Warrants”) to purchase up to 5,882,353 shares of Common Stock at an exercise price of $3.00 per share.

The sale of shares and warrants pursuant to the March 3, 2016 Prospectus Supplement closed on March 3, 2016. The Series B Warrants that were issued at that closing originally had an exercise period that expired on May 2, 2016. On May 2, 2016 we filed Amendment No. 1 to the March 3, 2016 Prospectus Supplement solely to disclose the extension of the exercise period of the Series B Warrants by twenty-one (21) days to May 23, 2016.

The sole purpose of this Amendment No. 2 to the March 3, 2016 Prospectus Supplement is to disclose the amendment of the exercise price of the Series B Warrants to $0.96, the amendment of the exercise price of the Series A Warrants and the Series C Warrants to $1.00 per share of Common Stock, the amendment of the Initial Exercise Date of the Series C Warrants to November 16, 2016, and their termination to five years thereafter.

On November 13, 2015, we filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 (File No. 333-207976) utilizing a shelf registration process and a Form S-3 MEF (Registration File No. 333-209895) relating to the securities described in this prospectus supplement. Under this shelf registration process, we may, from time to time, sell up to $156.7 million in the aggregate of common stock, preferred stock, warrants, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units.

The prospectus supplement is part of a registration statement, and the amendments thereto, that we have filed with the Securities and Exchange Commission on November 13, 2015 (Registration File No. 333-207976) utilizing a “shelf” registration process, which registration statement, as amended, was declared effective on December 22, 2015 and a Form S-3MEF (Registration File No. 333-209895) filed with the Commission on March 3, 20164 to register an additional amount of securities pursuant to Rule 462(b) of the Securities Act of 1933, as amended.

Under this shelf registration process, we have offered to sell Common Stock, the Offered Warrants, and shares of Common Stock issuable upon exercise of the Offered Warrants using this prospectus supplement, as amended, and the accompanying prospectus. In this prospectus supplement, we provide you with specific information about the securities that we sold in the offering, and about the amendment of the exercise period of the Series B Warrants issued in the offering. Both this prospectus supplement, as amended, and the accompanying prospectus include important information about us, our securities being offered and other information you should know before investing. This prospectus supplement, as amended, also adds updates and changes information contained in the accompanying prospectus. You should read this prospectus supplement, as amended, and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page A-6 of this Amendment No. 2 to prospectus supplement and S-25 of the prospectus supplement before investing in our securities.

Our primary executive offices are located at 4800 Montgomery Lane, Suite 800, Bethesda, MD 20814, and our telephone number is (240) 497-9024. Our website address is http://www.nwbio.com. The information contained on our website is not a part of, and should not be construed as being incorporated by reference into, this Amendment No. 2 to prospectus supplement.

Unless the context otherwise requires, “Northwest,” the “company,” “we,” “us,” “our” and similar names refer to Northwest Biotherapeutics, Inc.

Prospective investors may rely only on the information contained in this Amendment No. 2 to prospectus supplement. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Amendment No. 2 to prospectus supplement is correct only as of the date of this Amendment No. 2 to prospectus supplement, regardless of the time of the delivery of this prospectus supplement or any sale of these securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This amendment to prospectus supplement, the prospectus supplement and the prospectus and the documents we have filed with the SEC that are incorporated herein and therein by reference, contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “may,” “might,” “should,” “anticipate,” “estimate,” “expect,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to:

•	risks related to our abilities to carry out intended manufacturing expansions;
•	our ability to raise additional capital;
•	risks related to our ability to enroll patients in its clinical trials and complete the trials on a timely basis;
•	risks related to the progress, timing and results of clinical trials and research and development efforts involving our product candidates generally;
•	uncertainties about the clinical trials process;
•	uncertainties about the timely performance of third parties;
•	risks related to whether our products will demonstrate safety and efficacy;
•	risks related to our commercialization efforts and commercial opportunity for our DCVax product candidates;
•	risks related to the submission of applications for and receipt of regulatory clearances and approvals;
•	risks related to our plans to conduct future clinical trials or research and development efforts;
•	risks related to our ability to carry out our Hospital Exemption program (in Germany);
•	risks related to possible reimbursement and pricing;
•	uncertainties about estimates of the potential market opportunity for our product candidates;
•	uncertainties about our estimated expenditures and projected cash needs;
•	uncertainties about our expectations about partnering, licensing and marketing; and
•	the use of proceeds from this offering.

Please also see the discussion of risks and uncertainties under “Risk Factors” beginning on page 3 of the prospectus, in our most recent Annual Report on Form 10-K, and reports on Form 8-K, as filed with the SEC and which are incorporated herein by reference.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus supplement, in the accompanying prospectus, in the documents that we incorporate by reference into this prospectus supplement and the accompanying prospectus and in other documents that we file with the Securities and Exchange Commission (the “Commission”). We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this prospectus supplement to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus supplement or the accompanying prospectus or in any document incorporated herein or therein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus supplement or the accompanying prospectus or the date of the document incorporated by reference herein or therein. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as revised or supplemented by our Quarterly Reports on Form 10-Q and reports on Form 8-K filed with the SEC since the filing of our most recent Annual Report on Form 10-K, each of which are on file with the SEC and are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations, results of operation, financial condition or prospects.

DILUTION

In purchasing shares in this offering, the buyer’s interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2015 was ($57.4) million, or ($0.73) per share of common stock. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to the sale by us of 5,882,353 shares of our common stock in this offering at the offering price of $1.70 per share, and after deducting the placement agent’s fees, and $100,000 of estimated offering expenses payable by us, our net tangible book value as of September 30, 2015 would have been approximately (48.1) million or ($0.57) per share of common stock. This amount represents an immediate increase in net tangible book value of $0.16 per share to existing stockholders and an immediate dilution of $2.27 per share to purchaser in this offering.

The following table illustrates the dilution:

Offering price per share		$1.70
Net tangible book value per share as of September 30, 2015	$(0.73)
Increase in net tangible book value per share after this offering	$0.16
Pro forma net tangible book value per share after this offering		$(0.57)

Dilution per share to the investor in this offering		$2.27

The above table is based on 92,358,087 shares outstanding, including redeemable shares, as of September 30, 2015 and excludes, as of that date:

•	294,118 shares of our common stock issuable upon exercise of the warrants that may be issued to the placement agent in this offering;

•	1,551,000 shares of our common stock subject to outstanding options having a weighted average exercise price of $10.56 per share;

•	16,920,618 shares of our common stock reserved for issuance in connection with future awards under our Amended and Restated 2007 Stock Option Plan; and

•	25,549,641 shares of our common stock that have been reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $4.41 per share.

To the extent that any outstanding options or warrants are exercised, new options are issued under our Amended and Restated 2007 Stock Option Plan, or we otherwise issue additional shares of common stock in the future, at a price less than the public offering price, there will be further dilution to the investor.

PLAN OF DISTRIBUTION

Pursuant to an engagement agreement, dated February 29, 2016, we engaged H.C. Wainwright & Co., LLC (“Wainwright” or the “Placement Agent”) as our exclusive placement agent for this offering. Wainwright is not purchasing or selling any securities, nor is Wainwright required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of securities by us. Wainwright may engage one or more sub-placement agents or selected dealers to assist with the offering.

Upon the closing of this offering, we paid to Wainwright a cash fee equal to 7% of the gross proceeds to use from the sale of the securities in this offering and a cash fee equal to 7% of the gross proceeds received by the Company in respect of the exercise of the Series B Warrants, if any. In addition, we paid to Wainwright a non-accountable expense allowance equal to $50,000.

In addition, we agreed to grant compensation warrants to the placement agent to purchase a number of shares of Common Stock equal to five percent of the number of shares sold by us in the offering and five percent of the number of shares sold by us in respect of the exercise of the Series B Warrants, if any. The compensation warrants have an exercise price equal to $2.125 or 125% of the public offering price per share of Common Stock, will be exercisable beginning six months after issuance and will terminate on February 29, 2021. The compensation warrants issued to the placement agent are not registered pursuant to this prospectus supplement.

We negotiated the price for the shares offered in this offering with the purchasers. The factors considered in determining the price included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of, and the prospects, for the industry in which we compete, our past and present operations, and our prospects for future revenues.

We have also agreed to provide the placement agent with a tail fee for a period of 3 months following the termination of the engagement agreement with respect to certain investors and to pay the cash and warrant compensation described above in connection with further investments by such investors during the tail period.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any fees or commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act.

These rules and regulations may limit the timing of purchases and sales of shares of common stock by the placement agent. Under these rules and regulations, the placement agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches and representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Kane Kessler, P.C., New York, New York. H.C. Wainwright & Co., LLC is being represented in connection with this offering Ellenoff Grossman & Schole LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Our common stock is listed on The NASDAQ Capital Market, and you can read and inspect our filings at the offices of the Financial Industry Regulatory Authority, Inc. at 1735 K Street, Washington, D.C. 20006.

This prospectus supplement is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus supplement and the accompanying prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on March 16, 2016 as amended on Form 10-K/A filed on April 29, 2016;

•	Our Quarterly Reports on Form 10-Q for the Fiscal quarters ended March 31, 2016, September 30, 2015 and June 30, 2015, filed on May 11, 2016, November 9, 2015, and August 10, 2015, respectively.

•	Our Current Reports on Form 8-K filed with the SEC on February 10, 2015, February 23, 2015, March 30, 2015, April 8, 2015, April 14, 2015, July 6, 2015, August 25, 2015, October 8, 2015, October 23, 2015, December 14, 2015, December 22, 2015, December 24, 2015, December 29, 2015, March 3, 2016, May 2, 2016, May 3, 2016 and May 16, 2016.

•	All of our filings pursuant to the Exchange Act after the date of filing this initial registration statement and prior to the effectiveness of this registration statement; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on November 14, 2012, including any amendments or reports filed for the purpose of updating that description.

In addition, all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in such forms that are related to such items unless such Form 8-K expressly provides to the contrary) subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or completed are deemed to be incorporated by reference into, and to be a part of, this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into the prospectus supplement, as amended, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this Amendment No. 2 to prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Amendment No. 2 to prospectus supplement.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Northwest Biotherapeutics, Inc., 4800 Montgomery Lane, Suite 800, Bethesda, MD 20814, (240) 497-9024.

You should rely only on information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any other prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.